Dreyfus Premier Health Care Fund

ANNUAL REPORT April 30, 2008





BNY MELLON
ASSET MANAGEMENT

Dreyfus

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

The Fund



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Premier Health Care Fund, covering the 12-month period from May 1, 2007, through April 30, 2008.

Although the U.S. economy has teetered on the brink of recession and the financial markets encountered heightened volatility due to an ongoing credit crisis during the reporting period, we recently have seen signs of potential improvement. The Federal Reserve Board's aggressive easing of monetary policy and innovative measures to inject liquidity into the banking system appear to have reassured many investors. At Dreyfus, we believe that the current economic downturn is likely to be relatively brief by historical standards, but the ensuing recovery may be gradual and prolonged as financial deleveraging and housing price deflation continue to weigh on economic activity.

The implications of our economic outlook for the U.S. stock market generally are positive. Selling pressure among overleveraged investors has created attractive values in a number of areas, including among many of the market's largest and well-established companies. Your financial advisor can help you assess current risks and take advantage of these longer-term opportunities within the context of your overall investment portfolio.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Managers.

Thank you for your continued confidence and support.

Sincerely,

Jonathan R. Baum
Chief Executive Officer
The Dreyfus Corporation
May 15, 2008



DISCUSSION OF FUND PERFORMANCE

For the reporting period of May 1, 2007, through April 30, 2008, as provided by Daphne Karydas and Chuck Silberstein, Portfolio Managers

Fund and Market Performance Overview

For the 12-month period ended April 30, 2008, Dreyfus Premier Health Care Fund's Class A shares produced a total return of –1.15%, Class B shares produced –1.88%, Class C shares produced –1.89%, Class I shares produced –0.90% and Class T shares produced –1.42%.[1] In comparison, the fund's benchmark, the Goldman Sachs Health Care Index, produced a –11.61% total return, and the broader stock market, as measured by the Standard & Poor's 500 Composite Stock Price Index, provided a –4.68% total return for the same period.[2,3]

After registering mild gains over the first half of the reporting period, stocks lost significant ground during the second half due to slowing U.S. economic growth and turmoil in the sub-prime mortgage market. Health care stocks declined more sharply, on average, than the broader market, largely as a result of weakness among major pharmaceutical and managed care companies. The fund significantly outperformed its benchmark due to its underweighted exposure in these subsectors, as well as the effectiveness of our stock selection strategy.

The Fund's Investment Approach

The fund seeks long-term capital appreciation by normally investing at least 80% of its assets in the stocks of health care and health care-related sectors. When choosing stocks, we first analyze various health care sectors, focusing on trends affecting health care spending, as well as changes in government regulation, technology, products and services. Based on this analysis, the fund may overweight or underweight certain health care sectors. Using fundamental analysis, we then seek companies within these sectors that have strong industry positions in major product lines, attractive valuations and underappreciated revenue and earnings potential.

Adding Value in Weaker Subsectors

The overall investment environment was challenging during the reporting period, as an economic slowdown and burgeoning credit crisis depressed investor sentiment. Most segments of the broad stock market lost value, and the health care sector was no exception.

However, the fund outperformed its benchmark in every area of the health care sector, including the relatively weak subsectors of managed care, major pharmaceuticals and medical technology. Managed care stocks began the reporting period with high expectations despite election-year risks and an increasingly competitive environment, which put downward pressure on margins and pricing. Given this environment, we responded by allocating relatively few assets to the area compared to the benchmark. Similarly, the fund maintained significantly underweighted exposure to major pharmaceutical firms, which were hurt by a variety of company-specific problems as well as broader competitive and regulatory trends. Health care technology stocks also encountered market headwinds. The fund enhanced returns by emphasizing relatively low-tech makers of medical consumables, such as Baxter International, Abbott Laboratories and Becton, Dickinson and Company.

Strong Stock Selections in Several Areas

Individual stock selection enhanced performance in several other areas as well. In the biotechnology industry, the fund gained ground by emphasizing companies where our company-by-company analysis identified key product-specific opportunities. Several of these were smaller companies with potentially valuable niche products, such as BioMarin Pharmaceutical, Alexion Pharmaceuticals and Millennium Pharmaceuticals, the last of which was acquired at a substantial premium by a major Japanese drug maker during the reporting period. Other top performers included larger companies, such as Celgene, which benefited from the successful launch of REVLIMID to treat certain cancers; and Gilead Sciences, which rose on the growing success of its HIV drug franchise.

Several of the fund's better performers in other areas focused on providing services to the increasingly cost-conscious pharmaceutical industry. Notable examples included contract research organizations, such as Covance, tool suppliers, such as Thermo Fisher Scientific, and pharmacy benefit managers, such as CVS Caremark. In the specialty pharmaceutical area, the fund generated gains with investments in well-positioned companies such as Teva Pharmaceutical Industries, a leading generic drug maker and developer of proprietary products. Another specialty pharmaceutical holding, Elan, demonstrated unexpectedly rapid progress in development of an Alzheimer's drug with blockbuster sales potential.

Positioned to Benefit from Stock Selections and Broad Trends

As of the end of the reporting period, fundamental stock selection remained at the core of the fund's investment process. At the same time, we also have been alert to broader trends affecting the health care area and its subsectors. For example, many major pharmaceutical producers have been challenged by ongoing patent expirations, high product approval hurdles and a variety of company-specific problems. Accordingly, the fund has continued to allocate a relatively small percentage of assets to this area, although we have begun adding to positions as valuations have declined to more attractive levels. We also have continued to deemphasize managed care providers in light of an unfavorable competitive environment. On the other hand, we have found more attractive investment opportunities among carefully selected companies in the areas of biotechnology, medical technology, contract research, pharmacy benefits and life sciences.

May 15, 2008

[1] *Total return includes reinvestment of dividends and any capital gains paid and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an agreement in effect through September 1, 2008, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the fund's returns would have been lower.* **Part of the fund's long-term performance is attributable to positive returns from its initial public offering (IPO) investments. There can be no guarantee that IPOs will have or continue to have a positive effect on the fund's performance. Currently, the fund is relatively small in asset size. IPOs tend to have a reduced effect on performance as a fund's asset base grows.**

[2] *SOURCE: GOLDMAN SACHS & CO. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Goldman Sachs Health Care Index is a capitalization-weighted index designed as a benchmark for U.S.-traded securities in the health care sector. The index includes companies in the following categories: providers of health care-related services, researchers, manufacturers and distributors of pharmaceuticals, drugs and related sciences, medical supplies, instruments and products. Total returns are calculated on a month-end basis.*

[3] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Premier Health Care Fund Class A shares and the Goldman Sachs Health Care Index

† *Source: Goldman Sachs & Co.*
Past performance is not predictive of future performance.
Part of the fund's recent performance is attributable to positive returns from its initial public offering (IPO) investments. There can be no guarantee that IPOs will have or continue to have a positive effect on fund performance. Currently, the fund is relatively small in asset size. IPOs tend to have a reduced effect on performance as a fund's asset base grows. The above graph compares a $10,000 investment made in Class A shares of Dreyfus Premier Health Care Fund on 6/29/01 (inception date) to a $10,000 investment made in the Goldman Sachs Health Care Index (the "Index") on that date. All dividends and capital gain distributions are reinvested. Performance for Class B, Class C, Class I and Class T shares will vary from the performance of Class A shares shown above due to differences in charges and expenses. The fund's performance shown in the line graph takes into account the maximum initial sales charge on Class A shares and all other applicable fees and expenses. The Index is a capitalization-weighted index designed as a benchmark for U.S.-traded securities in the health care sector and includes companies in the following categories: providers of health care-related services, researchers, manufacturers and distributors of pharmaceuticals, drugs and related sciences, medical supplies, instruments and products. Unlike a mutual fund, the Index is not subject to charges, fees and other expenses. Investors cannot invest directly in any index. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 4/30/08*

	Inception Date	1 Year	5 Years	From Inception
Class A shares				
with maximum sales charge (5.75%)	**6/29/01**	**(6.83)%**	**9.09%**	**4.39%**
without sales charge	**6/29/01**	**(1.15)%**	**10.39%**	**5.30%**
Class B shares				
with applicable redemption charge †	**11/15/02**	**(5.59)%**	**9.23%**	**4.73%†††,††††**
without redemption	**11/15/02**	**(1.88)%**	**9.51%**	**4.73%†††,††††**
Class C shares				
with applicable redemption charge ††	**11/15/02**	**(2.81)%**	**9.48%**	**4.62%†††**
without redemption	**11/15/02**	**(1.89)%**	**9.48%**	**4.62%†††**
Class I shares	**11/15/02**	**(0.90)%**	**10.65%**	**5.50%†††**
Class T shares				
with maximum sales charge (4.5%)	**11/15/02**	**(5.87)%**	**8.87%**	**4.22%†††**
without sales charge	**11/15/02**	**(1.42)%**	**9.88%**	**4.92%†††**

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

† *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

†† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

††† *The total return performance figures presented for Class B, C, I and T shares of the fund reflect the performance of the fund's Class A shares for periods prior to 11/15/02 (the inception date for Class B, C, I and T shares), adjusted to reflect the applicable sales load for that class and the applicable distribution/servicing fees thereafter.*

†††† *Assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Health Care Fund from November 1, 2007 to April 30, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended April 30, 2008

	Class A	Class B	Class C	Class I	Class T
Expenses paid per $1,000†	$ 7.92	$ 11.49	$ 11.49	$ 6.72	$ 9.11
Ending value (after expenses)	$929.60	$926.00	$925.90	$931.10	$928.50

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended April 30, 2008

	Class A	Class B	Class C	Class I	Class T
Expenses paid per $1,000†	$ 8.27	$ 12.01	$ 12.01	$ 7.02	$ 9.52
Ending value (after expenses)	$1,016.66	$1,012.93	$1,012.93	$1,017.90	$1,015.42

† *Expenses are equal to the fund's annualized expense ratio of 1.65% for Class A, 2.40% for Class B, 2.40% for Class C, 1.40% for Class I and 1.90% for Class T Shares, multiplied by the average account value over the period, multiplied by 182/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

April 30, 2008

Common Stocks−94.5%	Shares	Value ($)
Biotechnology−29.1%		
Acorda Therapeutics	1,930 a	40,626
Alexion Pharmaceuticals	3,520 a	247,738
Amgen	2,440 a	102,163
Amylin Pharmaceuticals	4,680 a,b	129,074
BioMarin Pharmaceutical	7,140 a	260,324
Celgene	9,060 a	562,988
Cephalon	3,540 a	220,931
Cepheid	2,990 a	58,514
Genentech	4,035 a	275,187
Genzyme	3,260 a	229,341
Gilead Sciences	13,150 a	680,644
Illumina	3,090 a,b	240,680
ImClone Systems	1,500 a	69,975
Invitrogen	880 a	82,342
Millennium Pharmaceuticals	13,970 a	347,434
Onyx Pharmaceuticals	1,900 a,b	66,804
Regeneron Pharmaceuticals	3,500 a	68,670
United Therapeutics	1,520 a	128,440
Vertex Pharmaceuticals	8,540 a	217,941
		4,029,816
Distributors−2.8%		
AmerisourceBergen	1,080	43,794
Henry Schein	1,410 a	78,072
McKesson	2,350	122,482
Walgreen	4,170	145,324
		389,672
Healthcare IT−2.7%		
Covidien	7,930	**370,252**
Managed Health Care−1.1%		
Humana	3,200 a	**152,928**

Common Stocks (continued)	Shares	Value ($)
Medical Technology–24.3%		
Abiomed	4,430 a,b	64,634
Agilent Technologies	2,270 a	68,577
American Medical Systems Holdings	4,840 a,b	68,244
ArthroCare	1,380 a,b	62,183
Baxter International	5,790	360,833
Becton, Dickinson & Co.	4,000	357,600
C.R. Bard	2,160	203,407
CardioNet	4,700	108,570
Gen-Probe	1,970 a	111,029
Hologic	7,600 a	221,844
Hospira	3,390 a	139,498
Medtronic	3,470	168,920
Mettler-Toledo International	2,020 a	192,425
NuVasive	5,440 a	207,536
PerkinElmer	3,920	104,115
Smith & Nephew, ADR	1,630	105,510
St. Jude Medical	2,400 a	105,072
Thermo Fisher Scientific	7,390 a	427,659
Varian Medical Systems	1,520 a	71,258
Zimmer Holdings	3,126 a	231,824
		3,380,738
Pharmaceutical–15.8%		
Abbott Laboratories	4,920	259,530
Allergan	2,080	117,250
Bayer, ADR	2,570	219,349
Forest Laboratories	2,150 a	74,627
Johnson & Johnson	4,110	275,740
Merck & Co	7,440	283,018
Roche Holding, ADR	1,475	123,000
Schering-Plough	11,900	219,079

Common Stocks (continued)	Shares	Value ($)
Pharmaceutical (continued)		
Wyeth	10,410	462,933
XenoPort	3,770 [a]	161,281
		2,195,807
Services—11.4%		
Charles River Laboratories International	3,620 [a]	210,141
Covance	2,885 [a]	241,734
CVS Caremark	9,539	385,089
Express Scripts	3,360 [a]	235,267
Medco Health Solutions	4,870 [a]	241,260
Medicines	4,380 [a]	86,505
Pediatrix Medical Group	1,600 [a]	108,832
Psychiatric Solutions	2,320 [a]	80,527
		1,589,355
Specialty Pharmaceuticals—7.3%		
Auxilium Pharmaceuticals	4,760 [a]	146,370
Barr Pharmaceuticals	1,600 [a]	80,368
Elan, ADR	11,730 [a]	308,382
Endo Pharmaceuticals Holdings	2,620 [a]	65,055
Shire, ADR	2,260	124,164
Teva Pharmaceutical Industries, ADR	6,280	293,778
		1,018,117
Total Common Stocks (cost $11,730,143)		**13,126,685**

Other Investment—4.6%

Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $642,000)	642,000 [c]	**642,000**

Investment of Cash Collateral for Securities Loaned—4.0%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $558,508)	558,508 c	**558,508**
Total Investments (cost $12,930,651)	**103.1%**	**14,327,193**
Liabilities, Less Cash and Receivables	**(3.1%)**	**(430,012)**
Net Assets	**100.0%**	**13,897,181**

ADR—American Depository Receipts

a   *Non-income producing security.*

b   *All or a portion of these securities are on loan. At April 30, 2008, the total market value of the fund's securities on loan is $529,762 and the total market value of the collateral held by the fund is $558,508.*

c   *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited) †

	Value (%)		Value (%)
Biotechnology	29.1	Specialty Pharmaceuticals	7.3
Medical Technology	24.3	Distributors	2.8
Pharmaceutical	15.8	Healthcare IT	2.7
Services	11.4	Managed Health Care	1.1
Money Market Investments	8.6		**103.1**

†   *Based on net assets.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
April 30, 2008

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments		
(including securities on loan, valued at $529,762)–Note 1(b):		
Unaffiliated issuers	11,730,143	13,126,685
Affiliated issuers	1,200,508	1,200,508
Cash		25,060
Receivable for investment securities sold		266,500
Receivable for shares of Beneficial Interest subscribed		128,841
Dividends and interest receivable		12,248
Prepaid expenses		27,860
		14,787,702
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		18,505
Liability for securities on loan–Note 1(b)		558,508
Payable for investment securities purchased		256,169
Payable for shares of Beneficial Interest redeemed		14,460
Accrued expenses		42,879
		890,521
Net Assets ($)		**13,897,181**
Composition of Net Assets ($):		
Paid-in capital		12,643,261
Accumulated net realized gain (loss) on investments		(142,622)
Accumulated net unrealized appreciation		
(depreciation) on investments		1,396,542
Net Assets ($)		**13,897,181**

Net Asset Value Per Share

	Class A	Class B	Class C	Class I	Class T
Net Assets ($)	9,945,233	1,357,656	2,203,214	180,313	210,765
Shares Outstanding	629,405	90,088	146,382	11,249	13,707
Net Asset Value Per Share ($)	**15.80**	**15.07**	**15.05**	**16.03**	**15.38**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended April 30, 2008

Investment Income ($):	
Income:	
Cash dividends (net of $4,042 foreign taxes withheld at source):	
Unaffiliated issuers	76,350
Affiliated issuers	22,790
Income from securities lending	2,954
Total Income	**102,094**
Expenses:	
Management fee−Note 3(a)	98,199
Registration fees	55,920
Shareholder servicing costs−Note 3(c)	46,506
Auditing fees	31,636
Distribution fees−Note 3(b)	21,174
Prospectus and shareholders' reports	11,506
Custodian fees−Note 3(c)	3,591
Trustees' fees and expenses−Note 3(d)	951
Miscellaneous	14,001
Total Expenses	**283,484**
Less−reduction in management fee due to undertaking−Note 3(a)	(81,612)
Less−reduction in fees due to earnings credits−Note 1(b)	(1,770)
Net Expenses	**200,102**
Investment (Loss)−Net	**(98,008)**
Realized and Unrealized Gain (Loss) on Investments−Note 4 ($):	
Net realized gain (loss) on investments	305,761
Net unrealized appreciation (depreciation) on investments	(447,508)
Net Realized and Unrealized Gain (Loss) on Investments	**(141,747)**
Net (Decrease) in Net Assets Resulting from Operations	**(239,755)**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended April 30,	
	2008[a]	2007
Operations ($):		
Investment (loss)–net	(98,008)	(78,638)
Net realized gain (loss) on investments	305,761	347,625
Net unrealized appreciation (depreciation) on investments	(447,508)	1,043,471
Net Increase (Decrease) in Net Assets Resulting from Operations	**(239,755)**	**1,312,458**
Dividends to Shareholders from ($):		
Net realized gain on investments:		
Class A Shares	(427,850)	(214,503)
Class B Shares	(85,527)	(63,730)
Class C Shares	(78,640)	(28,667)
Class I Shares	(10,245)	(3,885)
Class T Shares	(9,989)	(3,984)
Total Dividends	**(612,251)**	**(314,769)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A Shares	8,177,243	3,622,841
Class B Shares	335,671	128,981
Class C Shares	1,743,728	104,385
Class I Shares	128,811	31,456
Class T Shares	196,235	8,874

	Year Ended April 30,	
	2008[a]	2007
Beneficial Interest Transactions ($) (continued):		
Dividends reinvested:		
Class A Shares	387,149	206,680
Class B Shares	74,555	51,213
Class C Shares	54,953	21,578
Class I Shares	8,672	2,011
Class T Shares	9,142	3,181
Cost of shares redeemed:		
Class A Shares	(4,125,079)	(5,543,040)
Class B Shares	(443,013)	(802,138)
Class C Shares	(204,870)	(344,641)
Class I Shares	(55,526)	(1,198,003)
Class T Shares	(49,242)	(46,604)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**6,238,429**	**(3,753,226)**
Total Increase (Decrease) in Net Assets	**5,386,423**	**(2,755,537)**
Net Assets ($):		
Beginning of Period	8,510,758	11,266,295
End of Period	**13,897,181**	**8,510,758**

	Year Ended April 30,	
	2008[a]	2007
Capital Share Transactions:		
Class A[b]		
Shares sold	500,047	235,701
Shares issued for dividends reinvested	23,810	13,642
Shares redeemed	(255,114)	(357,403)
Net Increase (Decrease) in Shares Outstanding	**268,743**	**(108,060)**
Class B[b]		
Shares sold	20,924	8,650
Shares issued for dividends reinvested	4,795	3,498
Shares redeemed	(28,491)	(54,409)
Net Increase (Decrease) in Shares Outstanding	**(2,772)**	**(42,261)**
Class C		
Shares sold	111,681	6,985
Shares issued for dividends reinvested	3,539	1,476
Shares redeemed	(13,192)	(23,209)
Net Increase (Decrease) in Shares Outstanding	**102,028**	**(14,748)**
Class I		
Shares sold	7,418	2,121
Shares issued for dividends reinvested	526	131
Shares redeemed	(3,293)	(76,647)
Net Increase (Decrease) in Shares Outstanding	**4,651**	**(74,395)**
Class T		
Shares sold	12,143	587
Shares issued for dividends reinvested	577	214
Shares redeemed	(3,125)	(3,035)
Net Increase (Decrease) in Shares Outstanding	**9,595**	**(2,234)**

[a] *Effective June 1, 2007, Class R shares were redesignated as Class I shares.*

[b] *During the period ended April 30, 2008, 4,106 Class B shares representing $64,604 were automatically converted to 3,932 Class A shares and during the period ended April 30, 2007, 7,670 Class B shares representing $112,968 were automatically converted to 7,423 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended April 30,				
Class A Shares	2008	2007	2006	2005	2004
Per Share Data ($):					
Net asset value, beginning of period	16.90	15.11	14.24	13.98	10.80
Investment Operations:					
Investment (loss)–net [a]	(.12)	(.10)	(.13)	(.09)	(.09)
Net realized and unrealized gain (loss) on investments	(.05)	2.51	1.05	.58	3.27
Total from Investment Operations	(.17)	2.41	.92	.49	3.18
Distributions:					
Dividends from net realized gain on investments	(.93)	(.62)	(.05)	(.23)	–
Net asset value, end of period	15.80	16.90	15.11	14.24	13.98
Total Return (%) [b]	(1.15)	16.31	6.51	3.52	29.32
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.36	2.71	2.61	3.69	8.73
Ratio of net expenses to average net assets	1.64	1.66	1.65	1.65	1.65
Ratio of net investment (loss) to average net assets	(.71)	(.63)	(.84)	(.65)	(.67)
Portfolio Turnover Rate	82.36	86.39	88.93	139.99	174.50
Net Assets, end of period ($ x 1,000)	9,945	6,097	7,085	5,060	2,420

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
See notes to financial statements.

Class B Shares	Year Ended April 30,				
	2008	2007	2006	2005	2004
Per Share Data ($):					
Net asset value, beginning of period	16.28	14.69	13.95	13.82	10.77
Investment Operations:					
Investment (loss)–net [a]	(.23)	(.20)	(.25)	(.21)	(.20)
Net realized and unrealized gain (loss) on investments	(.05)	2.41	1.04	.57	3.25
Total from Investment Operations	(.28)	2.21	.79	.36	3.05
Distributions:					
Dividends from net realized gain on investments	(.93)	(.62)	(.05)	(.23)	–
Net asset value, end of period	15.07	16.28	14.69	13.95	13.82
Total Return (%) [b]	(1.88)	15.48	5.64	2.62	28.20
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	3.30	3.61	3.36	4.57	7.27
Ratio of net expenses to average net assets	2.40	2.41	2.40	2.40	2.40
Ratio of net investment (loss) to average net assets	(1.47)	(1.38)	(1.60)	(1.43)	(1.47)
Portfolio Turnover Rate	82.36	86.39	88.93	139.99	174.50
Net Assets, end of period ($ x 1,000)	1,358	1,512	1,985	1,108	583

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
See notes to financial statements.

Class C Shares	Year Ended April 30,				
	2008	2007	2006	2005	2004
Per Share Data ($):					
Net asset value, beginning of period	16.27	14.68	13.93	13.81	10.77
Investment Operations:					
Investment (loss)–net[a]	(.22)	(.20)	(.24)	(.20)	(.19)
Net realized and unrealized gain (loss) on investments	(.07)	2.41	1.04	.55	3.23
Total from Investment Operations	(.29)	2.21	.80	.35	3.04
Distributions:					
Dividends from net realized gain on investments	(.93)	(.62)	(.05)	(.23)	–
Net asset value, end of period	15.05	16.27	14.68	13.93	13.81
Total Return (%)[b]	(1.89)	15.42	5.72	2.55	28.11
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	3.15	3.49	3.38	4.50	6.88
Ratio of net expenses to average net assets	2.39	2.41	2.40	2.40	2.40
Ratio of net investment (loss) to average net assets	(1.46)	(1.38)	(1.58)	(1.42)	(1.45)
Portfolio Turnover Rate	82.36	86.39	88.93	139.99	174.50
Net Assets, end of period ($ x 1,000)	2,203	721	867	684	262

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
See notes to financial statements.

	Year Ended April 30,				
Class I Shares	2008[a]	2007	2006	2005	2004
Per Share Data ($):					
Net asset value, beginning of period	17.09	15.25	14.31	14.01	10.82
Investment Operations:					
Investment (loss)−net[b]	(.08)	(.09)	(.07)	(.04)	(.04)
Net realized and unrealized gain (loss) on investments	(.05)	2.55	1.06	.57	3.23
Total from Investment Operations	(.13)	2.46	.99	.53	3.19
Distributions:					
Dividends from net realized gain on investments	(.93)	(.62)	(.05)	(.23)	−
Net asset value, end of period	16.03	17.09	15.25	14.31	14.01
Total Return (%)	(.90)	16.57	6.90	3.80	29.36
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.24	2.14	2.26	3.58	4.12
Ratio of net expenses to average net assets	1.40	1.41	1.27	1.40	1.40
Ratio of net investment (loss) to average net assets	(.47)	(.62)	(.44)	(.42)	(.34)
Portfolio Turnover Rate	82.36	86.39	88.93	139.99	174.50
Net Assets, end of period ($ x 1,000)	180	113	1,235	1,127	1,063

[a] *Effective June 1, 2007, Class R shares were redesignated as Class I shares.*
[b] *Based on average shares outstanding at each month end.*
See notes to financial statements.

Class T Shares	Year Ended April 30,				
	2008	2007	2006	2005	2004
Per Share Data ($):					
Net asset value, beginning of period	16.52	14.84	14.04	13.86	10.80
Investment Operations:					
Investment (loss)–net [a]	(.15)	(.13)	(.20)	(.16)	(.12)
Net realized and unrealized gain (loss) on investments	(.06)	2.43	1.05	.57	3.18
Total from Investment Operations	(.21)	2.30	.85	.41	3.06
Distributions:					
Dividends from net realized gain on investments	(.93)	(.62)	(.05)	(.23)	–
Net asset value, end of period	15.38	16.52	14.84	14.04	13.86
Total Return (%) [b]	(1.42)	15.93	6.03	2.97	28.33
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.74	3.24	2.84	4.08	5.60
Ratio of net expenses to average net assets	1.89	1.91	1.90	1.90	1.90
Ratio of net investment (loss) to average net assets	(.96)	(.83)	(1.11)	(.93)	(.86)
Portfolio Turnover Rate	82.36	86.39	88.93	139.99	174.50
Net Assets, end of period ($ x 1,000)	211	68	94	43	27

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Health Care Fund (the "fund") is a separate nondiversified series of Dreyfus Premier Opportunity Funds (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering three series, including the fund. The fund's investment objective seeks long-term capital appreciation. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser.

On July 1, 2007, Mellon Financial Corporation and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon.

The fund's Board of Trustees approved the redesignation of the fund's Class R shares as Class I shares, effective June 1, 2007. The eligibility requirements for Class I shares remained the same as for Class R shares.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in the following classes of shares: Class A, Class B, Class C, Class I and Class T. Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. The fund does not offer Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Class I shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class, the allocation of certain transfer agency costs and certain voting rights.

Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Trustees. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADRs and futures contracts. For other securities that are fair valued by the Board of Trustees, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has arrangements with the custodian and cash management banks whereby the fund may receive earnings credits when positive cash balances are maintained, which are used to offset custody and cash management fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A. ("Mellon Bank"), a subsidiary of BNY Mellon and a Dreyfus affiliate, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Collateral is either in the form of cash, which can be invested in certain money market mutual funds managed by the Manager, U.S. Government and Agency securities or Letters of Credit. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner. During the period ended April 30, 2008, Mellon Bank earned $1,266 from lending fund portfolio securities, pursuant to the securities lending agreement.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

During the current year, the fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more likely-than-not threshold would be recorded as a tax expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended April 30, 2008.

Each of the tax years in the three-year period ended April 30, 2008, remains subject to examination by the Internal Revenue Service and state taxing authorities.

At April 30, 2008, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $41,637 and unrealized appreciation $1,221,706. In addition, the fund had $9,423 of capital losses realized after October 31, 2007 which were deferred for tax purposes to the first day of the following fiscal year.

The tax character of distributions paid to shareholders during the fiscal periods ended April 30, 2008 and April 30, 2007 were as follows: ordinary income $705 and $0 and long term capital gains $611,546 and $314,769, respectively.

During the period ended April 30, 2008, as a result of permanent book to tax differences, primarily due to the tax treatment for net operating losses, the fund increased accumulated undistributed investment income-net by $98,008 and decreased accumulated net realized gain/loss on investments by the same amount. Net assets and net asset value per share were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended April 30, 2008, the fund did not borrow under the line of credit.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .90% of the value of the fund's average daily net assets and is payable monthly. The Manager has undertaken, from May 1, 2007 until September 1, 2008, that, if the fund's aggregate expenses, exclusive of taxes, interest on borrowings, brokerage fees, 12b-1 distribution plan fees, shareholder services plan fees and extraordinary expenses, exceed an annual rate of 1.40% of the value of the fund's average daily net assets, the fund may deduct, from the payment to be made to the Manager under the Agreement, or the Manager will bear such excess expense. The reduction in management fee, pursuant to the undertaking, amounted to $81,612 during the period ended April 30, 2008.

During the period ended April 30, 2008, the Distributor retained $7,545 and $7 from commissions earned on sales of the fund's Class A and Class T shares, respectively, and $3,123 and $680 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75% of the value of the average daily net assets of Class B and Class C shares and .25% of the value of the average daily net assets of Class T shares. During the period ended April 30, 2008, Class B, Class C and Class T shares were charged $11,179, $9,648 and $347, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended April 30, 2008, Class A, Class B, Class C and Class T shares were charged $19,556, $3,726, $3,216 and $347, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended April 30, 2008, the fund was charged $9,319 pursuant to the transfer agency agreement.

The fund compensates The Bank of New York, a subsidiary of BNY Mellon and a Dreyfus affiliate, under a cash management agreement for performing cash management services related to fund subscriptions and redemptions. During the period ended April 30, 2008, the fund was charged $1,134 pursuant to the cash management agreement.

The fund compensates Mellon Bank, under a custody agreement for providing custodial services for the fund. During the period ended April 30, 2008, the fund was charged $3,591 pursuant to the custody agreement.

During the period ended April 30, 2008, the fund was charged $5,629 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $10,194, Rule 12b-1 distribution plan fees $2,190, shareholder services plan fees $2,795, custodian fees $1,341, chief compliance officer fees $1,880 and transfer agency per account fees $1,590, which are offset against an expense reimbursement currently in effect in the amount of $1,485.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended April 30, 2008, amounted to $13,613,367 and $8,559,657, respectively.

At April 30, 2008, the cost of investments for federal income tax purposes was $13,105,487; accordingly, accumulated net unrealized appreciation on investments was $1,221,706, consisting of $1,730,227 gross unrealized appreciation and $508,521 gross unrealized depreciation.

In March 2008, the FASB released Statement of Financial Accounting Standards No. 161 "Disclosures about Derivative Instruments and Hedging Activities" ("FAS 161"). FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. The application of FAS 161 is required for fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. At this time, management is evaluating the implications of FAS 161 and its impact on the financial statements and the accompanying notes has not yet been determined.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Premier Health Care Fund

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Premier Health Care Fund (one of the series comprising Dreyfus Premier Opportunity Funds) as of April 30, 2008, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of April 30, 2008 by correspondence with the custodian and others. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier Health Care Fund at April 30, 2008, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
June 19, 2008

IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes, the fund hereby designates $.9320 per share as a long-term capital gain distribution paid on December 19, 2007. Also the fund hereby designates 88.41% of the ordinary dividends paid during the fiscal year ended April 30, 2008 as qualifying for the corporate dividends received deduction. Also certain dividends paid by the fund may be subject to a maximum tax rate of 15%, as provided for by the Jobs and Growth Tax Relief Reconciliation Act of 2003. Of the distributions paid during the fiscal year, $705 represents the maximum amount that may be considered qualified dividend income. Shareholders will receive notification in January 2009 of the percentage applicable to the preparation of their 2008 income tax returns.

Joseph S. DiMartino (64)
Chairman of the Board (2000)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 163

Clifford L. Alexander, Jr. (74)
Board Member (2000)

Principal Occupation During Past 5 Years:
• President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
• Chairman of the Board of Moody's Corporation (October 2000-October 2003)

Other Board Memberships and Affiliations:
• Mutual of America Life Insurance Company, Director

No. of Portfolios for which Board Member Serves: 51

David W. Burke (72)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• John F. Kennedy Library Foundation, Director

No. of Portfolios for which Board Member Serves: 85

Whitney I. Gerard (73)
Board Member (2003)

Principal Occupation During Past 5 Years:
- Partner of Chadbourne & Parke LLP

No. of Portfolios for which Board Member Serves: 28

George L. Perry (74)
Board Member (2003)

Principal Occupation During Past 5 Years:
- Economist and Senior Fellow at Brookings Institution

No. of Portfolios for which Board Member Serves: 26

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Lucy Wilson Benson, Emeritus Board Member
Arthur A. Hartman, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a Director of the Manager, and an officer of 78 investment companies (comprised of 163 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since April 1998.

PHILLIP N. MAISANO, Executive Vice President since July 2007.

Chief Investment Officer, Vice Chair and a director of the Manager, and an officer of 78 investment companies (comprised of 163 portfolios) managed by the Manager. Mr. Maisano also is an officer and/or Board member of certain other investment management subsidiaries of The Bank of New York Mellon Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since November 2006. Prior to joining the Manager, Mr. Maisano served as Chairman and Chief Executive Officer of EACM Advisors, an affiliate of the Manager, since August 2004, and served as Chief Executive Officer of Evaluation Associates, a leading institutional investment consulting firm, from 1988 until 2004.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 48 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Secretary of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. She is 52 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. She is 45 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 56 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since April 1985.

RICHARD CASSARO, Assistant Treasurer since January 2008.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since September 1982.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since April 1991.

ROBERT ROBOL, Assistant Treasurer since August 2005.

Senior Accounting Manager – Fixed Income Funds of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1988.

ROBERT SALVIOLO, Assistant Treasurer since July 2007.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since June 1989.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since November 1990.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (79 investment companies, comprised of 180 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 50 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 75 investment companies (comprised of 176 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Distributor since October 1998.

For More Information

**Dreyfus Premier
Health Care Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols:	Class A: DHCAX	Class B: DHCBX	Class C: DHCCX
	Class I: DHCRX	Class T: DHCTX	

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2007, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0091AR0408